UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

53222Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222Q103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,208,503
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,208,503

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53222Q103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,208,503
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,208,503
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 53222Q103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,208,503
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,208,503
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53222Q103	Page 5 of 8 Pages

This Amendment No. 12 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the “Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on December 16, 2013, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 3, 2014, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 23, 2015, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 2, 2015, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 16, 2015, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 12, 2018, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 16, 2020, as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 13, 2020, as amended by Amendment No. 10 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 18, 2020, and as amended by Amendment No. 11 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 25, 2021 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 22,006,623 shares of the Common Stock issued and outstanding as of July 31, 2021 as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended June 30, 2021. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 19, 2021, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,208,503 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,208,503 shares of Common Stock, or approximately 5.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,208,503 shares of Common Stock, or approximately 5.5% of the outstanding shares of Common Stock. Mr. Jacobs and Mr. Yanagi do not have beneficial ownership of any shares of Common Stock.

CUSIP No. 53222Q103	Page 6 of 8 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, effected any transaction in shares of the Common Stock during the period (the “Reporting Period”) from August 20, 2021 (the date 60 days prior to the filing of this Schedule 13D) to October 19, 2021.

During the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).

2. Item 6 of the Schedule 13D shall hereby be amended by inserting the following at its beginning:

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of October 19, 2021. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
9/27/2021	$1.0688	40	$22.50	2/18/2022
9/30/2021	$0.8233	200	$22.50	2/18/2022
10/1/2021	$0.8050	90	$22.50	2/18/2022
10/4/2021	$1.5833	30	$20.00	2/18/2022
10/4/2021	$0.8500	70	$22.50	2/18/2022
10/4/2021	$0.8550	100	$22.50	2/18/2022
10/7/2021	$0.7000	20	$22.50	2/18/2022
10/8/2021	$0.7000	1	$22.50	2/18/2022
10/8/2021	$0.7083	30	$22.50	2/18/2022
10/12/2021	$0.7000	5	$22.50	2/18/2022
10/14/2021	$1.3727	55	$20.00	2/18/2022
10/14/2021	$0.7000	240	$22.50	2/18/2022
10/15/2021	$1.3500	50	$20.00	2/18/2022
10/15/2021	$1.3722	180	$20.00	2/18/2022
10/15/2021	$0.7000	20	$22.50	2/18/2022
10/15/2021	$0.7006	235	$22.50	2/18/2022

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of the Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 53222Q103	Page 7 of 8 Pages

[signature page follows]

CUSIP No. 53222Q103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 19, 2021

MILL ROAD CAPITAL II, L.P.

By: Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact